EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES RELEASES

RESULTS OF INDEPENDENT TECHNICAL REPORT

HONG KONG, October 19, 2011 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company based in the People’s Republic of China, today released the results of an Independent Technical Report (“ITR”) prepared by Behre Dolbear Asia, Inc. (“Behre Dolbear”) relating to the coal resources and reserves contained at seven coal mines located in Guizhou Province, the PRC, at which the Company holds mining rights.

The ITR concludes that the seven coal mines which are the subject of the ITR hold approximately 127.88 million tonnes (“Mt”) of Measured, 200.23 Mt of Indicated, and 83.47 Mt of Inferred in-situ Coal Resources conforming to the definitions in the 2004 edition of The Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). Included within the in-situ Coal Resources are approximately 30.00 Mt of Proved and 181.17 Mt of Probable Coal Reserves, also conforming to the JORC Code. Reference is made to the definitions appearing in the Company’s Current Report on Form 6-K furnished to the Securities and Exchange Commission on October 19, 2011 for an understanding of the foregoing defined terms. The ITR also concluded that the seven mines contained approximately 30.00 Mt of Proven and 181.17 Mt of Probable Coal Reserves, as such terms are used in rules and regulations promulgated by the Securities and Exchange Commission.

Mr. Feilie Li, the Company's Chairman and CEO, commented on the results of the ITR: "The results of the independent technical report prepared by Behre Dolbear are encouraging. The Company is committed to providing useful, transparent and internationally comparable coal reserve information to our shareholders and the investment community. The progress of the mine construction and/ or upgraded mine development projects of the coal mines is satisfactory. Both Baiping and Gouchang coal mines are currently operating while Linjiaao coal mine is in trial run. The mine construction of Yongsheng mine, which has been granted a mining right permit to mine 600,000 tonnes per annum in its first phase of development, is expected to be completed next year and its trial run will be commenced thereafter. We remain positive about the prospects for the coal mining industry in the PRC and we will continue to pursue growth through acquisition and consolidation of small to medium sized coal mines.”

About China Natural Resources, Inc.:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People's Republic of China, is currently engaged in (a) the acquisition and exploitation of mining rights, including the exploration, mineral extraction, processing and sale of iron, zinc and other nonferrous metals, extracted or produced in Anhui Province in the PRC, and (b) the acquisition, exploration, development and production of coal resources in Guizhou Province in the PRC.

About Behre Dolbear:

Behre Dolbear is an affiliate of Behre Dolbear Group Inc., a mineral industry advisory and consulting group, with offices in 11 cities internationally, which specializes in performing mineral industry studies for mining companies, financial institutions and natural resource firms.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of management with respect to the Company's policies regarding investments, dispositions, financings, conflicts of interest and other matters; and trends affecting the Company's financial condition or results of operations. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, many of which are outside of our control, and actual results may differ materially from those in the forward-looking statement. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are: uncertainties relating to our business operations and operating results; uncertainties regarding the governmental, economic and political environment in the People’s Republic of China; uncertainties associated with metal and coal price volatility; uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission, including without limitation the information set forth in our Annual Report on Form 20-F under the heading "Risk Factors". While management believes that its assumptions forming the bases for forward looking statements are reasonable, assumed facts or bases generally vary from actual results, and there can be no assurance that the expectations or beliefs expressed in forward looking statements will be achieved or accomplished.